Exhibit 99.1

Harry Winston Diamond Corporation Reports Diavik Diamond Mine Fourth Quarter Production and Reserve and Resource Statement Update

TORONTO, Jan. 17, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that in the fourth calendar quarter of 2011, the Diavik Diamond Mine ("Diavik") recovered (100% basis) 1.6 million carats from 0.6 million tonnes of ore processed.  For the 2011 calendar year, 6.7 million carats of diamonds were recovered from 2.2 million tonnes of ore processed. Although tonnage processed was on target, there was a modest shortfall from the forecast recovery of 6.9 million carats as a result of lower than expected amounts of reprocessed ore and a higher proportion of A-418 ore processed. The A-418 ore has a high heavy mineral content which have similar characteristics to diamonds and therefore limits the capacity in the diamond recovery section of the process plant.

A new life-of-mine plan for Diavik is under review by Rio Tinto plc. The Company expects to publish a draft version of the updated mine plan in the near future.  The Company's draft mine plan will include anticipated production by pipe, and operating and capital costs for the life-of-mine, including the A-21 pipe.

Last year's deep drilling campaign on the A-418 kimberlite pipe has resulted in a total reserve increase of 3.1 million tonnes. Of this, 0.7 million tonnes which was previously in the resource category has been promoted to reserve status. The additional increase of 2.4 million tonnes of reserve came from new areas of the pipe. The processing of samples from the deep drilling on A-154 North kimberlite pipe is planned for 2012 with the results to be incorporated into the December 31, 2012 reserve and resource report.

The table below summarizes the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2011 expressed in millions of tonnes, carats per tonne, and millions of carats. The mineral reserves set out below account for all depletions due to production and sampling to the end of December 31, 2011, and the increase in the reserves of A-418 described above. Totals may not add up exactly due to rounding. The values shown are for 100% of the Diavik Joint Venture.

Mineral Reserves at Diavik Diamond Mine - December 31, 2011

	PROVEN RESERVES	PROBABLE RESERVES	PROVEN and PROBABLE
	Mt ct/t Mct	Mt ct/t Mct	Mt ct/t Mct
A-154 South Open Pit Underground Total A154S	-- -- -- 1.6 4.0 6.3 1.6 4.0 6.3	-- -- -- 1.4 3.4 4.7 1.4 3.4 4.7	-- -- -- 2.9 3.7 10.9 2.9 3.7 10.9
A-154 North Open Pit Underground Total A154N	-- -- -- 3.1 2.3 7.1 3.1 2.3 7.1	-- -- -- 4.9 2.2 10.7 4.9 2.2 10.7	-- -- -- 8.0 2.2 17.8 8.0 2.2 17.8
A-418 Open Pit Underground Total A418	0.7 4.0 2.8 -- -- -- 0.7 4.0 2.8	0.6 3.8 2.3 6.7 3.8 25.1 7.3 3.8 27.4	1.3 3.9 5.0 6.7 3.8 25.1 8.0 3.8 30.2
TOTAL Open Pit Underground Total Reserves	0.7 4.0 2.8 4.7 2.8 13.3 5.4 3.0 16.1	0.6 3.8 2.3 12.9 3.1 40.5 13.5 3.2 42.8	1.3 3.9 5.0 17.6 3.1 53.8 18.9 3.1 58.9
Mineral Resources at Diavik Diamond Mine - December 31, 2011

	MEASURED	INDICATED	INFERRED
	Mt ct/t Mct	M t ct/t Mct	Mt ct/t Mct
A-154 South	-- -- --	-- -- --	0.04 3.5 0.1
A-154 North	-- -- --	-- -- --	2.2 2.4 5.3
A-418	-- -- --	-- -- --	0.3 2.7 0.8
A-21	3.6 2.8 10.0	0.4 2.6 1.0	0.8 3.0 2.3
Total Resources	3.6 2.8 10.0	0.4 2.6 1.0	3.3 2.6 8.5
Chairman and CEO, Robert Gannicott said, "As the Diavik operation transitions to underground mining it is gratifying to find that a better understanding of the resource continues to improve the reserve and resource inventory. Improved mining and ore handling techniques are being designed and implemented to improve returns for the future. We will shortly be able to provide a plan and final budget for Diavik for calendar 2012 as well as a life-of-mine plan which, although subject to ongoing revision, will provide a view of the future."

Diavik production for calendar 2012 is currently forecast to be 8.3 million carats from the mining of 2.0 million tonnes of ore and the processing of 2.2 million tonnes of ore. The Diavik 2012 production forecast includes approximately 1.0 million carats recovered from reprocessed plant rejects (RPR) and 0.1 million carats from the implementation of an improved recovery process for smaller diamonds.  These RPR and small diamond recoveries are not included in the Company's reserves and resource statement.

As a result of the Company's previously disclosed decision to hold back some lower priced goods, the Company expects higher than normal rough diamond inventory at January 31, 2012. The Company anticipates the sale of this additional inventory in the first quarter of fiscal 2013. Recent rough diamond sales prices have stabilized against a continuing flow of lower value diamonds from Zimbabwe.

The Company held rough diamond sales in November and December, and the January sale has just commenced. Based on the prices from the most recent December sale and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

Ore Type	December 2011 Average Price per Carat (in US dollars)
A-154 South	$165
A-154 North	$215
A-418 A Type Ore	$150
A-418 B Type Ore	$100
RPR	$55
Analyst and Investor Day in New York City

The Senior Management of the Company will present at an Analyst and Investor Day on May 10, 2012, in New York City; further details of the event to follow.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

Qualified Person and Forward-Looking Information

The reserve and resource information set out above was prepared by or under the supervision of Calvin G. Yip, P.Eng., an employee of Diavik Diamond Mines Inc. and a Qualified Person within the meaning of National Instrument 43-101.

Information in this press release that is not current or historical factual information, including information about forecast Diavik production for calendar 2012, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, the worldwide demand for luxury goods and the level of worldwide diamond production. Actual results may vary from the forward-looking information. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the location of and harsh climate at the Diavik Diamond Mine site, as well as the risks associated with regulatory requirements. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

%CIK: 0000841071

For further information:
For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720970762
rchetwode@harrywinston.com

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or
lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or
kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:30e 17-JAN-12